FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tagrisso Phase III ADAURA trial will be unblinded early after overwhelming efficacy in the adjuvant treatment of patients with EGFR-mutated lung cancer

This announcement contains inside information

10 April 2020 18:00 BST

Tagrisso Phase III ADAURA trial will be unblinded early after overwhelming efficacy in the adjuvant treatment of patients with EGFR-mutated lung cancer

ADAURA is the first global trial for an EGFR inhibitor to show statistically significant and clinically meaningful benefit in adjuvant treatment of lung cancer

Plans for regulatory submission already underway

The ADAURA Phase III trial for Tagrisso (osimertinib) in the adjuvant treatment of patients with Stage IB, II and IIIA epidermal growth factor receptor-mutated (EGFRm) non-small cell lung cancer (NSCLC) with complete tumour resection will be unblinded early following a recommendation from an Independent Data Monitoring Committee (IDMC) based on its determination of overwhelming efficacy.

José Baselga, Executive Vice President, Oncology R&D, said: "We are thrilled by the recommendation to unblind the Phase III ADAURA trial much earlier than expected and are incredibly excited with these unprecedented results in patients with early-stage EGFR-mutated non-small cell lung cancer. Lung cancer is a devastating diagnosis and for the first time an EGFR-targeted medicine can now provide the hope of cure."

The primary endpoint of the Phase III ADAURA trial is disease-free survival (DFS). Tagrisso was assessed against placebo for a treatment duration of up to three years. The trial will continue to assess the secondary endpoint of overall survival. In its communication to AstraZeneca, the IDMC did not raise any new safety concerns. The data will be presented at a forthcoming medical meeting.

Lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths, more than breast, prostate and colorectal cancers combined.1 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.2 Approximately 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC.3,4,5 These patients are particularly sensitive to treatment with EGFR-tyrosine kinase inhibitors (TKIs) which block the cell-signalling pathways that drive the growth of tumour cells. Based on AstraZeneca estimates, just over 60% of NSCLC patients are diagnosed with early-stage (Stage I-III) disease.

ADAURA
ADAURA is a randomised, double-blinded, global, placebo-controlled Phase III trial in the adjuvant treatment of 682 patients with Stage IB, II, IIIA EGFRm NSCLC with complete tumour resection and optional, standard post-operative adjuvant chemotherapy. In the experimental arm, patients were treated with Tagrisso 80mg once-daily oral tablets for three years or until disease recurrence. The trial enrolled in more than 200 centres across more than 20 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint is DFS; data readout was originally anticipated in 2022.

Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI designed to inhibit both EGFR-sensitising and EGFR T790M-resistance mutations, with clinical activity against CNS metastases. Tagrisso 40mg and 80mg once-daily oral tablets have now received approval in 80 countries, including the US, Japan, China and the EU, for 1st-line EGFRm advanced NSCLC, and in 87 countries, including the US, Japan, China and the EU, for 2nd-line use in patients with EGFR T790M mutation-positive advanced NSCLC. Tagrisso is also being developed in the locally advanced unresectable setting (LAURA), in combination with chemotherapy (FLAURA2) in the metastatic setting, and with potential new medicines to address resistance to EGFR-TKIs (SAVANNAH, ORCHARD).

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFRm tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with the approved medicines Iressa (gefitinib) and Tagrisso, and its ongoing Phase III trials ADAURA, LAURA, and FLAURA2.3,6-7

We are also committed to addressing tumour mechanisms of resistance through the ongoing Phase II trials SAVANNAH and ORCHARD which test Tagrisso in combination with savolitinib, a selective inhibitor of c-MET receptor tyrosine kinase, along with other potential new medicines. Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate is in development for metastatic non-squamous HER2-overexpressing or HER2-mutated NSCLC including trials in combination with other anticancer treatments.

An extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a targetable genetic mutation which represents up to three-quarters of all patients with lung cancer.8 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON and PEARL) and for patients in earlier stages of disease including potentially curative settings (Phase III trials AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC) both as monotherapy and in combination with tremelimumab and/or chemotherapy. Imfinzi is also in development in the Phase II combination trials NeoCOAST, COAST and HUDSON in combination with potential new medicines from the early-stage pipeline.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.
World Health Organization. International Agency for Research on Cancer. Globocan Worldwide Fact Sheet 2018. Available at http://globocan.iarc.fr/Pages/fact_sheets_population.aspx.
2.
LUNGevity Foundation. Types of Lung Cancer. Available at https://www.lungevity.org/about-lung-cancer/lung-cancer-101/types-of-lung-cancer.
3.
Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
4.
Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
5.
Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
6.
Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
7.
Ellison G, et al. EGFR Mutation Testing in Lung Cancer: A Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
8.
Pakkala, S, et al. Personalized Therapy for Lung Cancer: Striking a Moving Target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 April 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary